I, Steven Pink, certify that:

(1) the financial statements of Marste, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Marste, LLC included in this Form reflects accurately the information reported on the tax return for Marste, LLC filed for the fiscal year ended Dec 31st, 2020.

Steven Pink
CEO

24th, September 2021

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.